Exhibit 99.1

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of $0.3761 Canadian per share on the issued and outstanding Common shares payable on January 2, 2024 to shareholders of record at the close of business on December 11, 2023.

By order of the Board

Andrea Wood

Chief Legal and Governance Officer

Vancouver, British Columbia

November 2, 2023

Contact: Investor Relations

1-800-667-4871

ir@telus.com